Exhibit 26(c)(1): Distribution Agreement between ReliaStar Life Insurance Company of New York and ING America Equities, Inc.
ReliaStar Life Insurance Company of New York - INGAE Distribution Agreement

     This agreement made as of August 1, 2002, by and between ReliaStar Life Insurance Company of New York, a New York domestic insurance company ("Company"), on its own behalf and on behalf of the Reliastar Life Insurance Company of New York Variable Life Separate Account I ("Separate Account") and ING America Equities Inc., a Colorado corporation ("INGAE") (the "Agreement").

     WHEREAS, Company has established and maintains the Separate Account as a separate investment account for the purposes of funding and distribution of variable life insurance contracts ("Contracts"); and

WHEREAS, the Separate Account is registered as a Unit Investment Trust under the Investment Company Act of 1940 ("1940 Act") or exempt therefrom; and

     WHEREAS, Company now desires to retain INGAE as its Distributor and Principal Underwriter to provide for the sale and distribution of the Contracts issued by Company and funded by interests in the general account of Company and the Separate Account; and

WHEREAS, INGAE is registered as a broker/dealer under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers Inc. ("NASD").

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the parties agree as follows:

I. Principal Underwriter

     Company appoints INGAE for the term of this Agreement, subject to the registration requirements of the Securities Act of 1933 ("1933 Act"), and the 1940 Act and 1934 Act to be the Distributor and Principal Underwriter for the sale of Contracts in all states and jurisdictions in which the Contracts may lawfully be sold.

Company also appoints INGAE as its independent general agent for sale of its Contracts as Company may, from time to time, authorize in writing by amendment hereto.

INGAE shall offer the Contracts for sale and distribution at rates set by Company.

II. Selling Agreements

     INGAE is authorized to enter into separate written agreements, on such terms and conditions as INGAE and Company determine are consistent with this Agreement, with such qualified entities which agree to participate as a general agent or broker/dealer, as appropriate, in the distribution of the Contracts and to use their best efforts to solicit applications for Contracts. Each such broker/dealer ("Broker/Dealer") shall be registered as a broker/dealer

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under the 1934 Act and shall be a member in good standing of the NASD. INGAE is responsible for ensuring that Broker/Dealer and its agents or representatives and general agents and sub-agents soliciting applications for Contracts shall be duly and appropriately licensed, registered and otherwise qualified for sale of the Contracts under the insurance laws and applicable securities laws of each state or jurisdiction in which such Contracts may lawfully be sold and in which Company is authorized to sell such contracts. Company shall undertake to appoint Broker/Dealer's qualified agents or representatives and general agents and sub-agents as life insurance agents of Company, provided that Company reserves the right to refuse to appoint any representative, agent, or sub-agent, or once appointed, to terminate such appointment. INGAE shall be responsible for ensuring that Broker/Dealer and general agents supervise their agents, representatives and sub-agents.

     INGAE is authorized to enter into separate written agreements on such terms and conditions as INGAE and Company determine are consistent with this Agreement with such entities that agree to participate in the distribution of the Contracts and will use its best efforts to solicit Broker/Dealers and general agents who will in turn solicit applications of the Contracts ("Wholesalers").

III. Life Insurance Agents

     Company is responsible for ensuring that each Broker/Dealer and its agents or representatives and general agents and sub-agents meet all qualifications and hold such licenses or authorizations that are required for the solicitation or sale of the Contracts under the insurance laws of applicable jurisdictions.

IV. Suitability

     Company desires to ensure that Contracts are sold only to purchasers for whom the Contracts are suitable. INGAE shall take reasonable steps to ensure that the agents or representatives of Broker/Dealer and sub-agents of general agents shall not make recommendations or solicitations of the Contracts to an applicant in the absence of reasonable grounds to believe that the purchase of the Contracts is suitable for each such applicant. A determination of suitability shall be based on information obtained by such representative, agent or sub-agent after reasonable inquiry of such applicant concerning, but not limited to the following: applicant's other security holdings, insurance and investment objectives, total financial situation and needs, applicant's ability to make continuing premium payments as contemplated by the Contracts, applicant's desire and ability to keep the Contracts in force for an appropriate period of time, applicant's marital status and dependents, along with such other information as is reasonable or is deemed reasonable by insurance or securities regulators.

V. Conformity with Disclosure Documents and Sales Materials

     In performing its duties as Distributor, INGAE will act in conformity with the final disclosure documents, the instructions and directions of Company, the requirements of the 1933 Act, the 1940 Act, the 1934 Act, and other applicable federal and state laws and regulations. INGAE shall not give information nor make representations concerning any aspect of the Contracts or of Company's operations to any person or entity unless such

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information or representations are contained in the disclosure documents for the Contracts or are contained in sales or promotional literature prepared and approved by Company. INGAE will not use and will take reasonable steps to ensure that Broker/Dealer will not use any sales promotion materials or advertising used in connection with the sale of the Contracts that has not been approved in writing by Company prior to such use. INGAE shall impose similar obligations upon Broker/Dealers contracted under a Selling Agreement as described in Section II of this Agreement.

VI. Expenses

     During the term of this Agreement INGAE will be responsible for all of its expenses in complying with the terms of this Agreement including, but not limited to, the following items: (a) costs associated with making and distributing sales presentations, mailings, sales promotion materials, advertising and other marketing efforts by INGAE in connection with the distribution or sale of the Contracts; and (b) compensation paid to employees of INGAE and to Wholesalers, Broker/Dealers, and general agents in connection with the distribution or sale of the Contracts.

     Notwithstanding any other provision of this Agreement, it is understood and agreed that Company shall, at all times, retain the ultimate responsibility for, and control of, all functions performed pursuant to this Agreement. Further, Company retains responsibility for and control of the marketing of the Contracts and reserves the right to direct, approve, or disapprove any action taken on its behalf by INGAE.

VII. Applications

     Completed applications for Contracts solicited by Broker/Dealers through its agents or representatives and general agents or sub-agents shall be transmitted directly to Company at such address as Company may from time to time specify. All payments made for or under the Contracts shall be made by check payable to "Reliastar Life Insurance Company of New York" or by such other method specified as acceptable to Company. If payment is received by INGAE, it shall be deemed to be, at all times, in a fiduciary capacity only and such payment shall be remitted promptly to Company. All such payments are the property of Company. Company has the sole authority to approve or reject applications or payments and maintains ultimate responsibility for Contract underwriting. Notwithstanding any provision in this Agreement to the contrary, Company retains the ultimate right to control the sale of the Contracts and to appoint and discharge life insurance agents of Company.

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VIII. Standard of Care

INGAE is responsible for exercising reasonable care in carrying out the terms of this Agreement.

IX. Reports

     INGAE is responsible for maintaining the records relating to Broker/Dealers and general agents and their agents, representatives or sub-agents who are licensed, registered, or otherwise qualified to sell the Contracts. INGAE is also responsible for calculating and furnishing the fees payable to Broker/Dealers or general agents and for furnishing such periodic reports to Company pertaining to the sale of Contracts pursuant to this Agreement as may be required by Company from time to time.

X. Compensation and Costs

     Company shall arrange for the payment of commissions, on behalf of INGAE, to those Broker/Dealers and general agents who sell Contracts under agreements entered into pursuant to the paragraph on "Selling Agreements" of this Agreement. Company shall also arrange for the payment of commissions, on behalf of INGAE, to wholesalers who solicit Broker/Dealers and general agents to sell Contracts under agreements entered into pursuant to the paragraph on "Selling Agreements" of this Agreement, in such amounts as is agreed to and specified in such written agreements by Company and INGAE.

     Company shall pay INGAE for the cost to INGAE of rendering services to Company under this Agreement. The method of allocating costs hereunder and the payment thereof shall be in accordance with Regulation No. 33, 11 NYCRR 91 ("NYID Regulation No. 33"), of the New York Insurance Department and shall be determined in the following manner:

(a) The cost of service functions performed by INGAE that are identifiable as expenses incurred directly and exclusively for the benefit of Company shall be charged to Company.

(b)

The cost of service functions performed by INGAE which are not identifiable as expenses incurred directly and exclusively for the benefit of Company shall be determined in accordance with the principles set forth in NYID Regulation No. 33

At the request of Company, and at INGAE's expense, INGAE shall produce records and provide access to enable Company to verify that such cost accounting division is in accordance with such principles.

     Within (30) days after the end of each quarter, INGAE shall submit to Company a statement of the amount owed by Company for services provided by INGAE pursuant to this Agreement. Company shall pay to INGAE within thirty (30) days following receipt of such statement the amount set forth in the statement.

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     If Company objects to an amount payable on a statement, it shall notify INGAE of such objection within thirty (30) calendar days of receipt of the statement. If the parties are unable to reconcile such objection, they hereby agree to select a firm of independent certified public accountants ("CPA"). The CPA shall determine the charges properly allocable to Company and shall, within a reasonable time, submit such determination along with the basis therefore, in writing, to INGAE and Company. Such CPA determination shall be binding upon the parties. The cost of such a determination by the CPA shall be born equally by INGAE and Company.

XIII. Investigations and Proceedings

     INGAE and Company agree to cooperate fully with each other in all insurance or securities investigations or proceedings or judicial proceedings arising in connection with the Contracts distributed under this Agreement. INGAE further agrees to furnish such regulatory authorities with information or reports in connection with such services as may be requested in connection with the operations of Company or the Separate Account in connection with such investigation or proceedings. INGAE and Company further agree to cooperate fully in any regulatory investigation or proceeding with respect to their affiliates or their agents and representatives to the extent that such investigation or proceeding is in connection with the Contracts distributed under this Agreement. Without limiting any provision of this Section XII:

(a)

INGAE will be notified promptly of all customer complaints or notices of all regulatory investigations or proceedings or judicial proceedings received by Company with respect to INGAE or any agents, representatives, or sub-agents of a Broker/Dealer or general agent or other investigation or proceeding which may affect Company's issuance of Contracts distributed or sold under this Agreement;

(b)

INGAE will promptly notify Company of all customer complaints or notices of all regulatory investigations or proceedings received by INGAE or its affiliates with respect to Company or its agents, representatives, or sub-agents of a Broker/Dealer or general agent in connection with Contracts distributed or sold under this Agreement, or other activity in connection with such Contracts.

     In the case of a customer complaint, INGAE and Company will cooperate fully with each other in investigating such complaint and an appropriate response will be sent to the other party under this Agreement for approval at least five (5) business days prior to its distribution to the customer or regulatory authority, except that if a more prompt response is required, the response may be communicated by telephone or electronic means.

XIV. Indemnification

     Company hereby agrees to indemnify and hold harmless INGAE and its officers, directors, and employees for all expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of untrue or alleged untrue statements or representations of a material fact or omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any disclosure document,

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prospectus, registration statement, post effective amendment, or sales material supplied or approved by Company or the Separate Account. Company shall reimburse each such person for legal or other expenses reasonably incurred in connection with the investigation or defense of such loss, liability, damage or claim. However, in no case shall Company be required to indemnify INGAE for expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct or wrongful act of INGAE.

     INGAE hereby agrees to indemnify and hold harmless Company, its officers, directors, and employees and the Separate Account for expenses, losses, claims, damages, or liabilities arising out of or based upon one or more of the following circumstances in connection with the offer or sale of the Contracts.

(a)

Untrue, or alleged untrue statements or representations made, except for statements made in reliance upon any disclosure document, prospectus, registration statement, or sales materials supplied or approved by Company or the Separate Account.

(b)	Failure to deliver a currently effective prospectus or other disclosure document.

(c)	Use of unauthorized sales literature by an officer, employee, agent, or sub-agent of INGAE, Broker/Dealer or general agent.

(d)	Willful misfeasance, bad faith, negligence, misconduct or wrongful act.

INGAE shall reimburse each such person for legal or other expenses reasonably incurred in connection with the investigation or defense of any such loss, liability, damage or claim.

     Promptly after receipt by the party entitled to indemnification ("Indemnified Party") of a notice of commencement of an action, if a claim for indemnification in response thereto is to be made against Company or INGAE ("Indemnifying Party") such Indemnified Party will notify Indemnifying Party in writing of the commencement thereof. Failure to notify the Indemnifying Party of such claim shall not relieve Indemnifying Party from any liability which it may have had pursuant to the terms of this section XIII. The Indemnifying Party shall be entitled to participate in the defense of the Indemnified Party and such participation shall not relieve such Indemnifying Party of the obligation to reimburse the Indemnified Party for reasonable legal and other expenses incurred by such Indemnified Party in defending itself.

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XV. Agent of Company or Separate Account

     A person, even though also an officer, director, employee, or agent of INGAE, who may be or become an officer, director, employee, or agent of Company or the Separate Account shall be deemed, when rendering services to Company or to the Separate Account or acting in any business of Company or the Separate Account, to be rendering such services to or acting solely in the capacity of Company or the Separate Account, and not as an officer, director, employee, agent, or one under the control or direction of INGAE, even if paid by INGAE. Likewise, a person, even though also an officer, director, employee, or agent of Company or the Separate Account who may be or become an officer, director, employee, or agent of INGAE shall be deemed, when rendering services to INGAE or acting in any business of INGAE to be rendering such services to or acting solely for INGAE, and not as an officer, director, employee, agent, or one under the control or direction of Company or the Separate Account, even if paid by Company or the Separate Account.

XVI. Books and Records

     INGAE shall keep and maintain an accurate and detailed accounting of each transaction concerning the assets of the Separate Account and of all receipts, disbursements and other transactions arising hereunder. All such records shall be kept in accordance with applicable laws and regulations, including, but not limited to, New York Insurance Law Section 325 and New York Insurance Department Regulation 152, 11 NYCRR 243. All records will be made available for examination in accordance with Section 310 of the New York Insurance Law. INGAE acknowledges that all such records shall be the property of Company and shall be made available, within fifteen (15) business days after a written request, to Company, its accountants, auditors or other representatives of Company for inspection and/or copying (at Company's expense) during regular business hours. In addition, INGAE will provide any materials reasonably related to the services provided hereunder, as may reasonably be requested in writing by the directors or officers of Company or as may be required by any governmental agency with jurisdiction thereunder.

     It is expressly understood and agreed by the parties that all documents, reports, records, books, files, and other materials relating to this Agreement and the services to be performed hereunder shall be the sole property of Company and the Separate Account. All such property shall be held by INGAE as agent, during the effective term of this Agreement. Such material shall be delivered to Company upon the termination of this Agreement free from any claim or retention of rights by INGAE, except as may be required by law. During the term of this Agreement and for a period of three (3) years from the date of termination of this Agreement, INGAE will not disclose or use records or information and will regard and preserve as confidential all information related to the business of Company or the Separate Account that may have been obtained by INGAE from any source as a result of this Agreement and will disclose such information only if Company or the Separate Account have authorized such disclosure or if such disclosure is expressly required by federal, state or other regulatory authorities.

INGAE further acknowledges and agrees, in the event of a breach or threatened breach by it of the provisions of this article, Company will have no adequate remedy in money or.

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damages and accordingly, Company shall be entitled, in its discretion, to seek an injunction against such breach. However, no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or a prohibition against any other legal or equitable remedy in the event of a breach of a provision of this Agreement

XVIII. Arbitration

     Any unresolved dispute or difference between the parties arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and the Expedited Procedures thereof. The award rendered by the arbitrator shall be final and binding upon the parties, and judgment upon the award rendered by the arbitrator may be entered in any Court having jurisdiction thereof. The arbitration shall take place in New York.

XIX. No Assignment Or Amendment

     This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns. This Agreement shall not be assigned or amended by parties hereto without the prior written consent of both parties and the New York Insurance Department.

XX. Termination

     This Agreement may be terminated at any time, for any reason, by either party on sixty (60) days' written notice to the other party, without payment of a penalty. Upon termination of this Agreement, all authorizations, rights and obligations shall cease except the obligation to settle accounts hereunder, including commissions on premium subsequently received for the Contracts in effect at the time of termination, and the provisions contained in the paragraphs on "Investigation and Proceedings" and "Indemnification," which shall survive indefinitely.

XXI. Regulation

     This Agreement shall be subject to the provisions of the 1940 Act and the 1934 Act and the rules, regulations and rulings thereunder, and of the applicable rules and regulations of the NASD, and applicable state insurance and securities laws, and other applicable laws, as may be in effect from time to time, and the terms hereof shall be interpreted and construed in accordance therewith.

XXII. Independent Contractor

     INGAE shall act as an independent contractor and nothing herein shall constitute INGAE or its agents, officers, directors, or employees as agents, officers, or employees of Company in connection with the sale or distribution of the Contracts.

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XXIII. Notices

     Notices to be given to INGAE shall be in writing and dually given if mailed, first class postage pre-paid or otherwise delivered to INGAE: Attention Chief Compliance Officer, INGAE, 1290 Broadway, Denver, Colorado 80203, or at such other address or to such individual as may be specified by INGAE. Notices to be given to Company or the Separate Account shall be in writing and shall be duly given if mailed, first class postage pre-paid, or otherwise delivered to Company: Attention Executive Vice President, Company, 1000 Woodbury Road, Woodbury, New York, 11797,or at such other address or to such individual as may be specified by Company.

XIV. Governing Law, Enforceability

     This Agreement shall be construed in accordance with the laws of the State of New York, without giving effect to its conflicts of laws rules. Should any portion of this Agreement be determined to be invalid or unenforceable for any reason, such invalidity or unenforceability shall be deemed, to the maximum extent possible, not to affect the validity and enforceability of the remainder of this Agreement.

XXV. Regulatory Approval

This Agreement shall not become effective unless approved or non-disapproved by the New York Insurance Department.

In witness whereof the parties hereto have caused this Agreement to be duly executed to be effective as of the day and year first written above.

ReliaStar Life Insurance Company of New York		ING America Equities, Inc.

By:	/s/ Lawrence D. Taylor	By:	/s/ Beth G. Shanker

Date:	April 25, 2003	Date:	04/25/03

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